Exhibit 4.6

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Six Month Period Ended June 30, 2020

(in US dollars)

August 6, 2020

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2020 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2019. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2020 and up to and including August 6, 2020.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

We reported solid operating results for the second quarter ended June 30, 2020. Consolidated revenue growth was 8% relative to the same quarter in the prior year, and resulted in growth in adjusted EBITDA, operating earnings and earnings per share. On an organic basis, our top-line decreased approximately 9%, as a result of the COVID-19 pandemic and the various “stay at home” measures mandated by governments in the markets in which we operate.

During the past year, we completed several acquisitions, which provided additional revenue growth for the second quarter of 2020, most notably our acquisition of Global Restoration Holdings (“Global”). Global provides us with a market leader in large loss and commercial property restoration and a platform for future growth both organically and through tuck-under acquisitions to expand its geographic footprint and increase its national client account coverage.

Results of operations - three months ended June 30, 2020

Revenues for our second quarter were $621.6 million, 8% higher than the comparable prior year quarter. On an organic basis, revenues declined 9%, as most of our operations were negatively impacted by the COVID-19 pandemic.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $71.2 million versus $65.0 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.5% of revenues versus 11.3% of revenues in the prior year quarter. Operating earnings for the second quarter were $44.9 million, up from an operating loss of $268.5 million in the prior year quarter, the difference being primarily attributable to the 2019 settlement of the long-term incentive arrangement (“LTIA”) with our Founder and Chairman for $314.4 million.

Depreciation and amortization expense totalled $23.5 million for the quarter relative to $14.2 million in the prior year quarter, with the increase mainly due to the amortization of intangible assets from our Global Restoration acquisition in the FirstService Brands segment.

Other income of $6.1 million in the prior year quarter was primarily due to the gain on sale from two small, non-core divestitures: (i) our Arizona and Florida-based landscaping operations: and (ii) our national accounts commercial painting operations.

The consolidated income tax rate for the quarter was 24% of earnings before income tax, compared to negative 3% in the prior year quarter, and relative to the statutory rate of 27% in both periods. In the prior year quarter, the tax rate was impacted by the settlement of the LTIA, which was not deductible for tax purposes. The effective tax rate for the full year is expected to be approximately 25%.

Net earnings for the quarter were $29.9 million, versus a loss of $275.7 million in the prior year quarter, with the difference primarily attributable to the settlement of the LTIA.

The NCI redemption increment for the second quarter was a recovery of $0.5 million, versus an expense of $0.9 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $338.2 million for the second quarter, down 9% versus the prior year quarter. The revenue decline was primarily attributable to client facility closures that negatively impacted the delivery of our amenity management services, stemming from the COVID-19 pandemic. Adjusted EBITDA was $37.2 million, versus $39.2 million in the prior year quarter. Operating earnings were $32.0 million, versus $32.3 million for the second quarter of last year. Margins expanded during the quarter from a combination of aggressive cost reduction initiatives and lower than expected decline in higher margin ancillary revenue.

Second quarter revenues at our FirstService Brands segment were $283.4 million, up 39% relative to the prior year period. Revenues declined 10% on an organic basis, but was more than offset by the contribution from the large Global Restoration transaction and other tuck-under acquisitions, which were not reflected in last year’s second quarter. The decrease in organic revenue resulted from the various government-mandated “stay at home” measures which negatively impacted activity levels in our service lines tied to home improvement. Adjusted EBITDA for the quarter was $35.8 million, or 12.6% of revenues, versus $28.4 million, or 14.0% of revenues, in the prior year period. The year-over-year margin decline was principally driven by acquisition mix, with the addition of Global Restoration yielding lower margins than the overall division. Operating earnings for the second quarter were $17.4 million, or 6.1% of revenues, versus $20.7 million, or 10.2% of revenues, in the prior year quarter, with the decrease due to increased amortization of intangible assets arising from the Global Restoration transaction.

Corporate costs, as presented in Adjusted EBITDA, were $1.9 million in the quarter, relative to $2.6 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.4 million, relative to $321.4 million in the prior year, with the decrease in costs attributable to the 2019 settlement of the LTIA.

Results of operations - six months ended June 30, 2020

Revenues for the six months ended June 30, 2020 were $1.26 billion, 18% higher than the comparable prior year. Revenues declined 1% on an organic basis.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $115.1 million versus $94.2 million reported in the comparable prior year period. Operating earnings for the period were $60.9 million, versus an operating loss of $255.5 million in the prior year, with the variance primarily attributable to the 2019 settlement of the LTIA.

We recorded depreciation and amortization expense of $47.0 million for the six month period relative to $26.9 million in the prior year period, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense for the six month period was $14.4 million, up from $8.3 million recorded in the prior year period. The increase was driven primarily by the increase in our average outstanding debt versus the prior year.

Our consolidated income tax rate for the six month period was 24%, compared to negative 4% of earnings before income tax in the prior year-to-date period, and relative to the statutory rate of 27% in both periods. In the prior year period, the tax rate was impacted by the settlement of the LTIA, which was not deductible for tax purposes.

Net earnings for the six month period were $35.7 million, versus a net loss of $267.5 million in the prior year period. The increase was primarily attributable to the settlement of the LTIA in the prior year period.

The NCI redemption increment for the period was a recovery of $1.8 million, versus an expense of $5.0 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $677.8 million for the six month period, down 2% over the prior year period. Revenue decline was attributable to reduced demand for certain ancillary services during the second quarter as a result of the COVID-19 pandemic, partially offset by contribution from contract wins earlier in the year. Adjusted EBITDA was $61.1 million relative to $61.0 million in the prior year period. Operating earnings were $49.4 million for the six month period, relative to $47.9 million in the prior year period. Our operating earnings margins were up modestly versus the prior year.

Year-to-date revenues at FirstService Brands were $577.6 million, an increase of 56% relative to the prior year period. On an organic basis, revenues were down 3%. Organic growth in the division was negatively impacted in the second quarter by the COVID-19 pandemic and government-mandated “stay at home” measures, with our home improvement brands being particularly affected by these events. Adjusted EBITDA for the period was $57.8 million, or 10.0% of revenues, versus $39.5 million, or 10.7% of revenues, for the prior year period. Operating earnings were $22.3 million, or 3.9% of revenues, versus $24.6 million, or 6.7% of revenues, in the prior year period. Margins were impacted by our Global Restoration operation, which has lower margins than the overall division. Our operating earnings margin was also impacted by increased intangible amortization from the Global Restoration acquisition.

Corporate costs, as presented in Adjusted EBITDA, for the six month period were $3.8 million, relative to $6.3 million in the prior year period. On a GAAP basis, corporate costs were $10.8 million versus $328.1 million in the prior year period, with the decrease primarily attributable to the settlement of the LTIA.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the ten most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2020
Revenues	$633,831	$621,597
Operating earnings	15,984	44,903
Net earnings per share
Basic	0.13	0.64
Diluted	0.13	0.64

YEAR ENDED DECEMBER 31, 2019
Revenues	$485,655	$573,908	$672,253	$675,594
Operating earnings	12,930	(268,470)	49,698	31,423
Net earnings per share
Basic	0.06	(7.48)	0.51	0.13
Diluted	0.06	(7.48)	0.50	0.13

YEAR ENDED DECEMBER 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313
Operating earnings	11,073	42,350	45,298	28,847
Net earnings per share
Basic	0.17	0.63	0.72	0.32
Diluted	0.17	0.62	0.70	0.31

OTHER DATA
Adjusted EBITDA - 2020	$43,865	$71,231
Adjusted EBITDA - 2019	29,150	65,031	$77,144	$63,857
Adjusted EBITDA - 2018	25,414	57,118	59,426	48,653
Adjusted EPS - 2020	0.37	0.86
Adjusted EPS - 2019	0.30	1.12	0.92	0.66
Adjusted EPS - 2018	0.25	0.86	0.89	0.62

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain franchise operations, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically should result in higher revenues and earnings in the fourth quarter.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings (loss)	$29,917	$(275,680)	$35,697	$(267,535)
Income tax	9,603	8,569	11,149	9,778
Other income, net	(147)	(6,131)	(376)	(6,124)
Interest expense, net	5,530	4,772	14,417	8,341
Operating earnings (loss)	44,903	(268,470)	60,887	(255,540)
Depreciation and amortization	23,488	14,165	46,995	26,852
Settlement of long-term incentive arrangement	—	314,379	—	314,379
Acquisition-related items	397	3,202	802	3,880
Stock-based compensation expense	2,443	1,755	6,412	4,610
Adjusted EBITDA	$71,231	$65,031	$115,096	$94,181

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings (loss)	$29,917	$(275,680)	$35,697	$(267,535)
Non-controlling interest share of earnings	(3,326)	(2,409)	(5,081)	(4,205)
Settlement of long-term incentive arrangement	—	314,379	—	314,379
Acquisition-related items	397	3,202	802	3,880
Amortization of intangible assets	10,864	4,899	22,225	9,206
Stock-based compensation expense	2,443	1,755	6,412	4,610
Stock-based compensation tax adjustment for US GAAP change	—	(1,510)	—	(2,854)
Income tax on adjustments	(3,460)	(2,439)	(7,446)	(4,301)
Non-controlling interest on adjustments	(298)	(80)	(520)	(168)
Adjusted net earnings	$36,537	$42,117	$52,089	$53,012

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2020	2019	2020	2019

Diluted net earnings (loss) per share	$0.64	$(7.40)	$0.77	$(7.59)
Non-controlling interest redemption increment (decrement)	(0.01)	0.03	(0.04)	0.14
Settlement of long-term incentive arrangement	—	8.34	—	8.62
Acquisition-related items	0.01	0.07	0.02	0.09
Amortization of intangible assets, net of tax	0.18	0.09	0.37	0.18
Stock-based compensation expense, net of tax	0.04	0.03	0.11	0.09
Stock-based compensation tax adjustment for US GAAP change	—	(0.04)	—	(0.08)
Adjusted earnings per share	$0.86	$1.12	$1.23	$1.45

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the six month period ended June 30, 2020 was $153.0 million, up from $44.4 million in the prior year period. The increase in operating cash flow was primarily attributable to changes in non-cash working capital, including a focus on accounts receivable collections, and the deferral of certain current-year tax payments to the third quarter of 2020. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2020, capital expenditures were $22.1 million, relatively flat versus the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system and hardware investments in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2020 are expected to be approximately $45 million.

In July 2020, we paid a quarterly dividend of $0.165 per share on the Common Shares in respect of the quarter ended June 30, 2020.

Net indebtedness as at June 30, 2020 was $399.9 million, versus $645.6 million at December 31, 2019. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at June 30, 2020 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $381.1 million of available un-drawn credit as of June 30, 2020.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $10.3 million as at June 30, 2020 ($14.4 million as at December 31, 2019) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to September 2023. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of June 30, 2020 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2020:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$634,140	$52,649	$151,219	$430,272	$-
Interest on long-term debt	78,190	24,227	40,118	13,269	576
Capital lease obligations	11,054	4,020	5,142	1,892	-
Contingent acquisition consideration	10,266	3,788	6,478	-	-
Operating leases	163,729	18,773	69,167	39,075	36,714

Total contractual obligations	$897,379	$103,457	$272,124	$484,508	$37,290

At June 30, 2020, we had commercial commitments totaling $7.9 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2020	2019

FirstService Residential	$57,502	$62,407
FirstService Brands	101,658	108,576
	$159,160	$170,983

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2020, the RNCI recorded on the balance sheet was $162.6 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the six months ended June 30, 2020 would be $0.03 and the accretion to adjusted EPS would be $0.07.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2019, except as noted below.

Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost. The Company adopted Topic 326 using a modified retrospective approach, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings (deficit) to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment recorded on January 1, 2020 was not material.

Accounting policy for Credit Losses

Accounts receivable: The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2020 was $0.8 million (2019 - $0.5 million).

As at June 30, 2020, the Company had $2.6 million of loans receivable from minority shareholders (December 31, 2019 - $2.6 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 43,466,716 Common Shares. In addition, as at the date hereof, 1,940,700 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2020 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Public Health Crisis

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control, including current or future waves of the COVID-19 outbreak. Many governments may declare that an outbreak, or one or more waves or an outbreak, constitutes an emergency in their jurisdictions. Reactions to the spread of an outbreak, or the worsening of an outbreak from time to time, may lead to, among other things, significant restrictions on travel, business closures, quarantines, social distancing and other containment measures and a general reduction in consumer activity. While these effects may be temporary, the duration of any business disruptions and related financial impact cannot be reasonably estimated, and may be instituted, terminated and re-instituted from time to time as an outbreak worsens or waves of an outbreak occur from time to time.

Such public health crises can also result in volatility and disruptions in the supply and demand for various products and services, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Public Health Crisis” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	Although the spin-off is complete, the transaction exposes FirstService to certain ongoing tax and indemnification risks.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.